Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: June 24, 2015

Script Press Conference Ahold Delhaize

Slide 1 Opening - CHAIRMEN

Ladies and gentlemen, good morning and thank you for joining us.

As you have heard by now, Ahold and Delhaize have announced this morning our intention to merge our companies to become Ahold Delhaize.

We are very excited about what this means for our customers, associates, shareholders , and other stakeholders and look forward to sharing more detail with you now.

Slide 2, 3 Cautionary notice

Slide 4 Agenda - CHAIRMEN

Thank you all for joining us.  Before handing over to the CEOs of Ahold and Delhaize for the details of  the transaction, the strategic rationale and the compelling value proposition of the proposed merger, we would like to say a few words to introduce the new group Ahold and its governance structure.

After our presentation, we are happy to take your questions.

Now let me start with introducing Ahold Delhaize.

Slide 5 Introduction Ahold Delhaize - CHAIRMEN

Mats Jansson, Chairman of Delhaize:

I am thrilled to stand alongside Jan Hommen on this exciting and historic day for Delhaize Group and Royal Ahold. Both of us are here today with the great fortune of leading the Supervisory Boards of two important companies, companies that have loyal customers going back decades, companies that have been the neighborhood grocery stores to generations of families here in Belgium, in the Netherlands and around the world.

What we are announcing today is the result of a long process of discussion and negotiation, and the deal we have agreed on is one that I am absolutely confident will bring significant benefits to our customers, our associates and our shareholders.

Throughout this process, I have been struck by how well we have all gotten along. It feels like we are part of the same team already, which is a great way to start this new journey together.

I am pleased that we have been able to get to this point. This is the right combination at the right time, and I look forward to working alongside my new colleagues as we build our new company, Ahold Delhaize.

Now, I will turn it over to Jan Hommen.

Jan Hommen, Chairman of Ahold:

Thank you, Mats.

As you rightly said, this is a momentous day for all of us, and I’m excited to be here and to serve alongside you on the Supervisory Board of the new company.
Combined, we’ll be stronger, more innovative and more competitive, and we’ll be able to serve more customers in more locations, more completely.

I am also convinced that  Ahold Delhaize will offer even more exciting opportunities for our associates.

Let me also  just say what a pleasure it has been to work with you and the Delhaize team over the past few weeks. It has been clear from day one that we all share the same vision for this company, and we all have an absolute commitment to ensuring it succeeds in the best interests of our customers, our associates and our shareholders. Now, I look forward with great anticipation to see what we can achieve together.

Slide 6 Governance structure - CHAIRMEN

Looking at the leadership of the new company:

The combined company will have a two-tier board comprising a Supervisory Board and a Management Board. The day-to-day management will be overseen by the Executive Committee. Ahold and Delhaize will be equally represented on each.

Mr. Mats Jansson, currently the Chairman of Delhaize Supervisory Board, will be the Chairman of the new, combined Supervisory Board. Mr. Jan Hommen and Mr. Jacques de Vaucleroy will serve as Vice Chairmen.

Mr. Dick Boer, currently CEO of Royal Ahold, will be the CEO of the combined company. Mr. Frans Muller, currently CEO of Delhaize Group, will be Deputy CEO and Chief Integration Officer.

Mr. Jeff Carr, currently CFO of Royal Ahold will be Chief Financial Officer. Mr. Pierre Bouchut, currently CFO for Delhaize Group, will become Chief Operating Officer for Europe. The current Chief Operating Officers of Ahold and Delhaize in the United States, will stay on as COO's for their respective businesses.

This is all subject to shareholder approval of course.

Ahold Delhaize will have its Head office in the Netherlands, with the European headquarters based in Brussels.

And with that, I’d like to introduce Dick Boer, the CEO of Ahold, and Frans Muller, the CEO of Delhaize, who will walk you through the details of this combination.

 intro of men on stage

Slide 7 Introducing Ahold Delhaize

Ahold and Delhaize have retail portfolios that each feature trusted brands that have a strong local identity and inspire local loyalty. Together we have 6,500 stores and this merger of equals will make us the largest food retailer in the Benelux, and a top food retailer in the United States. We will also have leading positions in Central and South Eastern Europe, as well as joint ventures Indonesia and Portugal. In the United States and in Europe, Ahold Delhaize will be serving more than 50 million customers weekly

We strongly believe that Ahold Delhaize as a combined company will deliver a better shopping experience for our customers. The customer is, first and foremost, the reason we exist and the key to a long, successful future. We see tremendous opportunities to leverage the resources and expertise of both companies, and accelerate innovation to meet and exceed the expectations of customers through delivering better value, choice, service and ways to shop.

The transaction will create significant value for our shareholders, with anticipated run-rate synergies of €500 million per annum to be fully realized in the third year after completion.

Both businesses are highly cash generative. This will allow Ahold Delhaize to continue to invest in future growth, but at the same time to deliver attractive returns to our shareholders.

Moving on to the transaction highlights then.

Slide 8 Key terms of the transaction

Turning to slide 6, provides you with an overview of the transaction. We propose that Delhaize shareholders will receive 4.75Ahold shares for each Delhaize share, so that following the merger Ahold shareholders will own approximately 61% of the combined company’s equity and Delhaize shareholders approximately 39%.

Ahold has terminated today its current share buy-back program as part of this transaction. It plans to make a EUR 1 billion capital return and a reverse stock split prior to completion of the merger.

The transaction will be structured as a merger, after which the combined entity will be named Ahold Delhaize. Ahold will be the ongoing listed entity and be listed in Amsterdam as primary listing with an additional listing in Brussels. We plan to have an Extraordinary Shareholder meeting for each company, to seek approval for the merger, either in the fourth quarter of 2015 or in the first quarter of 2016.

As a result, we expect to complete the transaction mid 2016, following the usual regulatory clearance and associates consultation procedures as applicable.

Turning then to Governance of the new company….

Slide 9 Compelling rationale for the combination

As we already briefly mentioned, this merger creates a leading international food retailer with highly complementary portfolios. Its enhanced scale allows us to innovate and act as a market leader, to improve the overall value proposition, while maintaining our strong, trusted local brands.

Both companies share similar values and strategies and we believe the cultures of both Groups are complementary helped by the fact that both Ahold and Delhaize have a strong focus on the customer.

We believe that we will be able to further enhance the customer experience by improving and enriching the customer offer, by providing more choice and value in products and services, and also more ways to shop.

An important factor supporting the potential success of the combined Ahold Delhaize group is formed by the continued support and engagement of our associates. We believe that the creation of a bigger, stronger and more capable company will result in an even better place to work that is able to guarantee a long term sustainable future with more exciting career and development opportunities.

Finally, the combined Group will start off from a strong financial foundation, with significant cash flow generation and a very strong balance sheet. Both will increase our financial flexibility, which we plan to use for investing in the future growth of the Group, as well as to continue delivering attractive returns to our shareholders.

Slide 10 - Combining strong heritage, values and a shared focus on the customer

As we mentioned at the beginning of this call, both companies have the same vision and focus on putting the customer at the center of everything we do, and we see significant value to come for our shareholders. In addition, we also see important benefits for all of our stakeholders.

Firstly, our associates.  Above all - we will guarantee all our commitments and social agreements that we have made. We believe that the continued support and dedication of our associates will be key to making this combination going forward a success. We will use our enlarged scale to offer more opportunities to our associates to develop and build long-term careers within the Group.

In terms of our suppliers, the sustainable long-term relationships that both companies enjoy in a lot of cases with their suppliers will continue and could even be strengthened further as this combination will provide plenty of exciting opportunities for them as we will have an increased number of store formats in more markets, and we also have an increased capacity to find ways to innovate together.

Thirdly – our communities. We mentioned that we own strong, trusted and local brands which are anchored in their local communities. They not only have a pivotal role as food stores and as a local employer where people can learn and develop themselves, but our local brands are also increasingly important to provide local suppliers with a place to sell their goods and to provide local Food Banks with Food and support to guarantee meals to those who need it the most.

Slide 11 Bringing together two complementary businesses

Turning then to slide 11, putting our companies side by side, our businesses have similar comparative profiles, as you can see here.

Post the merger, the company will have a network of 6,500 stores. This will include a wide variety of store formats including supermarkets, franchised stores, different convenience or neighborhood concepts, hypermarkets and specialty stores.

Importantly, our combined store network features a number of well-known, trusted banners, with valuable brand equity in their respective markets.

Pro-forma, the combined group will have EUR54 billion in revenues in 8 different countries and 370,000 associates.  Additionally, we will continue to realize value from our joint-ventures in both Indonesia and Portugal.

Slide 12 Enhanced scale to meet evolving customers’ needs

The next slide shows that the combination has highly complementary store footprints, with only limited overlap in our store networks in the United States and in Belgium.

Slide 13 Delivering a superior customer offering

As you know, the industry continues to change and evolve as customers’ preferences also change and evolve with changing consumer tastes and the adoption of new technologies and expectations around convenience.

The proposed combination of Ahold Delhaize will have a wide variety of store formats and ways to shop to meet the needs of virtually any customer profile. We intend to maintain this variety of banners and formats as this is the reason why we are so strongly anchored in our local communities and we believe there are limited benefits to come from consolidating banner names or formats.

While we are not breaking these out today, we see significant opportunities to leverage the best practices in each company to realize revenue synergies from bringing the Groups together following completion. We look forward to sharing future success stories after completion of the transaction and will be a key area of focus for me in my role overseeing the integration process.

This slide provides you with 2 examples on this front. Ahold has clearly a more established track record in digital and online platforms, offering customers a rich online experience, and we believe that there is a tremendous revenue opportunity by leveraging this across the Delhaize network – perhaps not in every geography and format but we feel we can definitely accelerate growth here.

Secondly, both groups have expertise in Fresh and in Private Label. Delhaize´s Fresh capabilities in Belgium and at Hannaford for instance, could be leveraged in adjacent banners and the Private Label programs of Ahold and Delhaize provide opportunities to learn from each other.

Slide 14 Creating an even better place to work for associates

For the associates of both companies, we expect that Ahold Delhaize will be an even more attractive employer.

Firstly, we should be in a position to use the best management practices and business processes. If we are able to extract this, the Group will be a more attractive and efficient place to work.

Secondly, we will be able to offer our talent more ways to develop, which should also help us win in competing for talent. Retaining existing, experienced Associates, along with adding fresh perspectives will ultimately stimulate the overall performance culture of the Group.

Thirdly, the combination will offer more diverse growth and development opportunities. The difference in formats, organizations and geographies should help in supporting rich careers within the Group.

Slide 15 Better serving our communities

As Dick mentioned before, Ahold and Delhaize are dedicated to the communities they serve. On slide 17, you can see the Corporate Responsibility Programs of both Groups: Ahold´s Responsible Retailing Program and Delhaize´s 2020 ambition ´on its way to Supergood´. These Programs are high on the Agenda at both companies, and there are already a lot of similarities in the way we approach and tackle key issues in our industry. We believe therefore that we can learn from each other in order to accelerate the progress and impact we have been making on this front.

Slide 16 Delivering long term value for shareholders

So on this slide we summarize why this merger should deliver long term value for investors, realizing significant synergies, investing in long term growth and providing attractive returns to shareholders.

Slide 17 Ahold-Delhaize: an exciting future together

We would like to conclude with the future ambition of the Group.

We will have a focused management team in place to lead the combination. We all have a sense of urgency to get the full benefits available from the proposed combination.

Secondly, we believe the proposed combination will be stronger. Ahold Delhaize will have great financial profile with a very strong balance sheet and the capability to continue generating significant free cash flow. This positions us well to fund further investments in the offer and our store networks in order to drive revenue and profit growth.

This should enable us to provide a superior customer offering, to make us even more attractive as an employer, to continue serving our communities well and to be a compelling proposition for our shareholders.

We are confident in our ability to achieve these objectives and of the future success of the combined Group. We believe we will be well positioned to not only maintain but also grow our leading positions across our markets  We would now like to open the line for Q&A.

Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group ("Delhaize") for their consideration.  In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold ("Ahold") will prepare a prospectus for Delhaize's shareholders to be filed with the Securities and Exchange Commission (the "SEC") and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC.  Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to realized in the transaction; and the possibility that the transaction does not close.  Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company.  The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.